

20013868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2019 AND ENDING 05/31/2020
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stoever Glass & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street

(No. and Street)

New York   NY   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael F. Carrigg   (212) 952-1930

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

(Name – if individual, state last, first, middle name)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Frederick J. Stoever_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Stoever Glass & Co., Inc._____ , as of __May 31_____, 20 __20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
My Commission Expires May 4, 2022

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 **Crowe**

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Those Charged with Governance
of Stoever Glass & Co., Inc.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stoever Glass & Co., Inc. (the "Company") as of May 31, 2020, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended May 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2020, and the results of its operations and its cash flows for the year ended May 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Stoever Glass & Co., Inc.'s financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as

applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2016.

New York, New York
July 30, 2020

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2020

ASSETS

Cash	$	229.107
Securities owned, at fair value		18,696,653
Interest receivable		195,863
Due from affiliates		2.601,138
Furniture, fixtures, and equipment (net of accumulated depreciation of $527,301)		2,443
Due from employees		556,968
Right of use lease assets		4,463,752
Other assets		231,460
TOTAL ASSETS	**$**	**26.977.384**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Securities sold, not yet purchased, at fair value	$	4,491,267
Due to clearing broker		5,701,784
Accounts payable and accrued expenses		770,729
Lease liabilities		4,566,408
Payroll Protection loan (Note 8)		577,000
Subordinated loan payable to stockholder		3,000,000
Total liabilities		19,107,188

Commitments and contingencies (Note 7)

Stockholder's equity:

Common stock - $10 par value; 1,000 shares authorized, 500 shares issued		5,000
Additional paid-in capital		7,475,836
Retained earnings		389,360
Total stockholder's equity		7,870,196
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**26,977,384**

See accompanying notes to financial statements.

3

STOEVER, GLASS &CO., INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2020

NOTE 1.   **ORGANIZATION AND OPERATIONS**

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Stoever Glass Holding Company, Inc. (the "Parent").

The Company effects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through Pershing LLC.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Unrealized gains or losses on proprietary securities transactions are reflected in revenues from principal transactions in the accompanying statement of operations. Included in principal transactions, net in in the statement of operations are unrealized trading gains of $119,515 for securities owned, held at the year ended May 31, 2020.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

Fair value measurements
The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)
liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Interest Income:
Interest income is recorded when earned from investment assets held on an accrual basis.

Furniture, fixtures and equipment
Furniture, fixtures and equipment are stated at cost, less accumulated depreciation. Depreciation for furniture, fixtures, and equipment is recorded on a straight-line basis using a maximum life of five years.

Advertising
Advertising costs are expensed as incurred.

Commission expenses
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income taxes (continued)
attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Adoption of New Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, "Leases" that requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance lease in the statement of operations. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model.

Lessors will continue to classify leases as operating, direct financing or sales-type leases. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The guidance is effective for fiscal years beginning after December 15, 2018 (June 1, 2019 for our company). The effect of adopting this standard in the Company's statement of financial condition approximated a $5 million increase in operating right-to-use assets and operating lease liabilities as of June 1, 2019.

Newly Issued, Not Yet Effective Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. The Company adopted the update on June 1, 2020 but expects the update to have no material impact on the Company's accounting for estimated credit losses, if any, on its amounts due from employees and affiliates.

Subordinated Debt and Related Interest Expense
Interest expense on Subordinated debt is accrued and incurred per the terms of the executed agreement. Interest payments are made annually.

Notes Receivable from Employees
From time to time, the Company issues loans to employees. Some of these loans are nonnegotiable and forgiven over a predetermined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Periodic forgiveness of the principal and interest amounts is included in Salaries, commissions and employee benefits on the statement of operations, and it appears as noncash compensation to the employee in each monthly paycheck.

NOTE 3. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions through its clearing broker. The Company's transactions are collateralized and are executed with and on behalf of bank, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company has agreed to indemnify its clearing broker for losses they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at May 31, 2020.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

Since substantially all of the Company's securities are held in accounts at its clearing broker and substantially all of its operations are conducted through the clearing broker, the Company is subject to the credit risk of the clearing broker.

The Company places substantially all of its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with one major financial institution.

NOTE 4. **DUE TO CLEARING BROKER**

Due to clearing broker primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions. The Company has a $100,000 deposit with the clearing broker that is included in Other Assets. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned. The Company owes interest on amounts due to the clearing broker at a rate of 1% above the clearing broker's base lending rate. Interest expense incurred was $452,404 for the year ended May 31, 2020 including firm principal interest of $79,549.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at May 31, 2020:

Equipment	$	401,443
Furniture and fixtures		128,301
		529,744
Less accumulated depreciation		(527,301)
Furniture, fixtures and equipment, net	$	2,443

Depreciation expense for the year ended May 31, 2020 was $8,374 which included $781 allocated to affiliates.

NOTE 6. LEASES

Lease agreement

The Company enters into leases in the normal course of business primarily for its New York office and Florida branch office. The Company's leases have remaining terms ranging from five to seven years, some of which may include renewal or termination options to extend the lease and some of which include options to terminate the lease. . The Company's leases do not include residual value guarantees or covenants. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is approximately 4% based on the historical rates of previous loans adjusted for the lease term and other factors.

STOEVER, GLASS &CO., INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2020

NOTE 6.   LEASES (CONTINUED)

Future minimum undiscounted lease payments with initial terms of one year or more as of May 31, 2020 are as follows:

Year ending May 31,	
2021	$ 674,244
2022	691,974
2023	719,159
2024	738,154
2025-2027	2,438,992
Total undiscounted lease payments	5,262,523
Less imputed interest	(696,115)
Net lease liabilities	$ 4,566,408

Total operating lease cost, including utilities, under the leases amounted to $571,581 during the year ended May 31, 2020. The Company's weighted average life of its leases is approximately six years.

NOTE 7.   COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

The Company is subject to various legal, regulatory, and other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial statements.

In December 2019 a novel strain of coronavirus surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. The operations and business results of the Company could be materially adversely affected. Significant estimates may be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent upon the length and severity of the disruption.

NOTE 8.   DEBT

Payroll Protection Loan
The Company was granted a Payroll Protection Loan ("PPP") of $557,000 under The Coronavirus Aid, Relief, and Economic Security Act ("CARES") act during the year ended May 31, 2020 and has a maturity date of May 3, 2022 with and interest rate of 1%, payable monthly commencing November 3, 2020, if not forgiven. At least 60% of the loan proceeds must be used for payroll purposes during the twenty-four weeks after the loan was granted for the principal and interest to be forgiven. The Company intends to use the entire amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES act. The financial liability will derecognized when repaid or, if forgiven, and recorded as a gain on extinguishment of debt when legal release is granted by the SBA or lender.

NOTE 9.   **INCOME TAXES**

The Company's income tax provision (benefit) for the year ended May 31, 2020 consists of the following:

Federal	
Current	$ -
Deferred	(273,592)
	(273,592)
State and Local	
Current	-
Deferred	(12,367)
Change in valuation allowance	(285,959)
	$ -0-

The components of the deferred income taxes as of May 31, 2020 are as follows:

Deferred income tax asset:	
Net operating loss carry forwards	$2,582,412
Charitable contributions carryforward	2,783
Fixed asset depreciation	2,609
Lease liabilities	1,057,026
Deferred income tax liability:	
Valuation allowance	(2,611,567)
Net deferred tax asset (liability)	$ -0-

The Company's federal, state and local net operating loss carryforwards of $24,764,838 will begin to expire in 2035 if not utilized.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by taxing authorities for tax years before 2015.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses.

NOTE 10.   **EMPLOYEE RETIREMENT PLANS**

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also maintains a defined-contribution profit-sharing plan. Contributions to this plan are at the discretion of management. Management has determined that no contributions will be made to the plan for the year ended May 31, 2020.

NOTE 11. **RELATED-PARTY TRANSACTIONS**

During the year ended May 31, 2020, the Company received a demand note payable from its Company's principal and repaid the note to its Company's principal in the amount of $1,000,000. The loan was unsecured and bore interest at 2 1/2% per annum. Total interest expense on loans payable to this principal for the year ended May 31, 2020 amounted to $4,549. As part of the Company's compensation plan, the Company has made forgivable cash loans to certain employees which will be forgiven over a period of up to six years. At May 31, 2020, the balance of forgivable cash employee loans was $556,928 and $378,329 were forgiven during the year ended May 31, 2020.

On July 27, 2019, its Company's principal renewed a FINRA approved unsecured subordinated loan to the Company in the amount of $3,000,000 for one year bearing interest at 2 1/2%. Interest paid to on this loan was $75,000 for the year ended May 31, 2020. The subordinated loan was automatically renewed on July 27, 2020 with the same terms as the previous loan.

At May 31, 2020, the Company had advanced $2,601,138 to the affiliates to finance their operations.

Certain expenses of $741,445 of the Florida office were allocated to Stoever Glass Wealth Management Inc. and Stoever Glass Insurance Agency, Inc. during the year ended May 31, 2020. Included in the expenses was $781 of depreciation.

NOTE 12. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2020, the Company had net capital of approximately $4,880,000, which was approximately $4,780,000 in excess of its minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 17.9% as of May 31, 2020.

NOTE 13. **FAIR VALUE MEASUREMENTS**

Assets and liabilities are measured at fair value based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2020.

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Common stock	$ 49,375	$	$	$ 49,375	(a)
U. S. Government Securities, at fair value	-	106,201	-	106,201	(a)
State and Municipal bonds, at fair value		13,347,084		13,347,084	(a)
Private label		576,390		576,390	(a)
Interest/Principal Only		5,979		5,979	(a)
Corporate bonds, at fair value:	-		-		
Metals & Mining	-	270,746	-	270,746	(a)
Energy	-	381,492	-	381,492	(a)
Telecom	-	906,956	-	906,956	(a)
Financials	-	624,785	-	624,785	(a)
Consumer services	-	637,184	-	637,184	(a)
Healthcare	-	47,581	-	47,581	(a)
Pharmaceuticals		493,102		493,102	(a)
Transportation		444,009	-	444,009	(a)
Insurance		203,514	-	203,514	(a)
Industrial		602,255		602,255	(a)
		4,611,624		4,611,624	
TOTAL	$ 49,375	$ 18,697,278	$ -	$ 18,696,653	

STOEVER, GLASS &CO., INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2020

NOTE 13.   FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total	Valuation Technique
Liabilities:					
Common stock sold, not yet purchased, at fair value	124,110			124,110	(a)
U.S. Government securities sold, not yet purchased, at fair value	-	763,786	-	763,786	(a)
State And Municipal Bond, sold not yet purchased, at fair value		25,089		25,089	(a)
Corporate bonds sold, not yet purchased, at fair value:					
Telecom		1,332,809		1,332,809	(a)
Metals & Mining		185,401		185,401	(a)
Healthcare	-	113,757	-	113,757	(a)
Pharmaceuticals	-	331,473	-	331,473	(a)
Transportation		473,241		473,241	(a)
Energy		643,410		643,410	(a)
Consumer services	-	426,402	-	426,402	(a)
Industrials	-	71,799	-	71,799	(a)
Total	-	3,578,292	-	3,578,292	
	$ 124,100	$ 4,367,167	$ -	$ 4,491,267	

Equity securities-Common stock are included in Level 1 as they are valued at quoted market prices. U. S. Government securities, State and municipal bonds, Corporate bonds and Private label securities owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. During the year ended May 31, 2020, there were no transfers between levels of the fair value hierarchy.